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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             RANGER INDUSTRIES, INC.
                            (Name of Subject Company)

                             RANGER INDUSTRIES, INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    75290710
                      (CUSIP Number of Class of Securities)

                                   -----------

                                MORTON E. HANDEL
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             RANGER INDUSTRIES, INC.
                                ONE REGENCY DRIVE
                          BLOOMFIELD, CONNECTICUT 06002
                                 (860) 726-1208
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notice and Communications on Behalf of the Person Filing Statement)

                                    COPY TO:

                             John N. Turitzin, Esq.
                       Paul, Hastings, Janofsky & Walker
                                       LLP
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 318-6000


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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



                                  Introduction

      This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annex hereto, this "Statement") relates to an offer by Bumgarner Enterprises, Inc., a Florida corporation (the "Purchaser"), to purchase up to 4,225,000 shares of the common stock of Ranger Industries, Inc., a Connecticut corporation (the "Company").

Item 1.   Subject Company Information.

      Name and Address. The name of the subject company is Ranger Industries, Inc. The address of the principal executive office of the Company is One Regency Drive, Bloomfield, Connecticut 06002. The telephone number of the Company at its principal executive offices is (860) 726-1208.

      Securities. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share, of the Company (the "Common Stock"). As of January 10, 2001, there were 5,278,644 shares of Common Stock issued and outstanding.

Item 2.   Identity and Background of Filing Persons.

      Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1, above.

      Tender Offer. This Statement relates to the cash tender offer (the "Tender Offer") by the Purchaser to purchase up to 4,225,000 shares of Common Stock, at a purchase price of $2.00 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") in the Schedule TO (the "Schedule TO"), and the related Letter of Transmittal of the Purchaser, each dated December 29, 2000 (the terms and conditions of which, as amended or supplemented from time to time, together, constitute the "Offer Documents").

      The Tender Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger and Reorganization, dated as of December 29, 2000, by and among the Purchaser, the Company and BEI Acquisition Corporation, a Florida corporation and a wholly owned subsidiary of the Company ("BEI") (the "Merger Agreement"), a copy of which is filed as Exhibit (e)(1) hereto and incorporated herein by reference. Subject to certain terms and conditions of the Merger Agreement, BEI will be merged with and into the Purchaser (the "Merger"), with the Purchaser continuing as the surviving corporation and becoming a wholly owned subsidiary of the Company. At the effective time of the Merger, each share of common stock, par value $.001 per share, of the Purchaser then outstanding will be converted into the right to receive one share of Common Stock, unless otherwise adjusted as provided for in the Offer Documents, without interest. The Merger Agreement is summarized in The Tender Offer - the Merger Agreement and Certain Other Agreements of the Offer to Purchase.

      The Tender Offer is conditioned upon, among other things, (i) the simultaneous consummation of the Merger, and (ii) the Purchaser obtaining financing to complete the Tender Offer.

      The Offer Documents and copies of the press release issued by the Company on December 29, 2000 are filed as Exhibits (a)(2), (a)(3) and (a)(4) hereto and incorporated herein by reference.

      The Schedule TO states that the principal executive office of the Purchaser is located at 3400 82nd Way North, St. Petersburg, Florida 33710. The telephone number of the Purchaser is (727) 381-4904. All information in this Statement or incorporated by reference herein concerning the Purchaser or its affiliates, or actions or events in respect of any of them, was provided by the Purchaser, and the Company assumes no responsibility therefor.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

      Conflicts of Interest. Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 that is attached as Annex A to this Statement and is incorporated herein by reference in its entirety. Except as described in this Statement (including in the Exhibits hereto and in Annex A hereto) or incorporated by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and either (1) the Company, its executive officers, directors or affiliates, or (2) the Purchaser or its executive officers, directors or affiliates.

      Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Tender Offer contained in The Tender Offer - The Merger Agreement and Certain Other Agreements and The Tender Offer - Conditions to the Tender Offer of the Offer to Purchase and filed as an exhibit to the Schedule TO, which was mailed to shareholders on or about December 29, 2000, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference. Such summary may not contain all the information that is important to you. Accordingly, you should read the Merger Agreement in its entirety for a more complete description of the material summarized in the Offer to Purchase.

      Interests of Certain Persons. In considering the position of the board of directors of the Company (the "Board of Directors") as set forth in Item 4, below, the Company's shareholders should be aware that certain members of the Company's management and the Board of Directors may be deemed to have interests in the transactions contemplated in the Merger Agreement, which are described below, that are in addition to their interests as shareholders of the Company generally and which may present them with certain conflicts of interest. The Board of Directors is aware of these potential conflicts of interests and considered them along with the other factors described in Item 4, below.

      Each of the shareholders of the Company now serving as a director of the Company has agreed to tender, or cause assigns of their shares of Common Stock to tender, their shares in the Tender Offer. Upon the consummation of the Tender Offer and the Merger, the employment agreement between the Company and Morton E. Handel, the Company's chief executive officer, will be terminated. On December 29, 2000, concurrent with the execution of the Merger Agreement, Mr. Handel entered into a consulting agreement with the Company, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference, pursuant to which Mr. Handel will provide consulting services to the Company relating to its operations and transition of ownership for a period of one year after the consummation of the Tender Offer and the Merger. Mr. Handel will be paid a one-time consulting fee of $100,000 immediately upon the consummation of the Tender Offer and the Merger.

      Concurrent with the execution of the Merger Agreement, the consulting agreement, dated May 20, 2000, between the Company and S&H Consulting, Ltd., a business of which Mr. Handel is a principal shareholder, was amended and restated (the "S&H Consulting Agreement") (a copy of which has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference) pursuant to which, upon the consummation of the Tender Offer and the Merger, S&H Consulting, Ltd. will render financial advisory and transition services to the Company for a period of one year after the consummation of the Tender Offer and the Merger for a fee of $48,000, which is the amount of the annual consulting fee payable to S&H Consulting, Ltd. under the S&H Consulting Agreement prior to its amendment and restatement. In addition, pursuant to the S&H Consulting Agreement, S&H Consulting Ltd. will receive approximately $79,000, which is 10% of the difference between the value of the consideration received by the Company or its shareholders and the net asset value of the Company immediately prior to the

Tender Offer and the Merger. This payment obligation was not an amendment, but was provided for in the original S&H Consulting Agreement.

      In addition, concurrent with the execution of the Merger Agreement, the Purchaser entered into the Agreement to Purchase shares of Common Stock with each of Messrs. Handel and Perlmutter, a director of the Company, pursuant to which the Purchaser agreed to purchase all shares held, directly or indirectly, by Messrs. Handel and Perlmutter, or their assigns, which are tendered in the Tender Offer but not purchased because of proration, at a price of $2.00 per share (the "Handel and Perlmutter Purchase Agreements"). A summary of the material provisions of the Handel and Perlmutter Purchase Agreements is contained in Special Factors - Interests of Certain Persons in the Tender Offer and the Merger of the Offer to Purchase. Such summary is qualified in its entirety by reference to the Handel and Perlmutter Purchase Agreements which have been filed as Exhibits (e)(6) and (e)(7) hereto and are incorporated herein by reference.

      Concurrent with the execution of the Merger Agreement, Charles G. Masters, the holder of the majority of the equity interest in the Purchaser, executed an irrevocable proxy appointing the Company as agent and irrevocable proxy to vote, among other things, in favor of the Merger and the Merger Agreement. The irrevocable proxy is more fully described in Special Factors - Interests of Certain Persons in the Tender Offer and the Merger of the Offer to Purchase. Such summary is qualified in its entirety by reference to the irrevocable proxy which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Item 4.   The Solicitation or Recommendation.

      Position of the Board of Directors. At a meeting held on December 28, 2000, the Board of Directors reviewed and discussed the proposed acquisition of the shares of Common Stock by the Purchaser pursuant to the Tender Offer and the other transactions contemplated by the Merger Agreement. At that meeting, counsel to the Company gave a presentation to the Board of Directors on the terms of the Merger Agreement and related documents, the structure of the Tender Offer and the Merger and the fiduciary duties of the Board of Directors to shareholders. Following a discussion of the terms of the proposed acquisition among members of the Board of Directors, the Board of Directors unanimously:

      o determined that the Merger Agreement and the transactions contemplated thereby, including each of the Tender Offer and the Merger, are fair to and in the best interests of the Company and the holders of Common Stock;

      o approved and adopted the Merger Agreement and the transactions contemplated thereby; and

      o resolved not to express a recommendation to the shareholders of the Company with respect to the Tender Offer.

      Accordingly, the Board of Directors does not make a recommendation to the shareholders of the Company with respect to the Tender Offer. A copy of the press release issued by the Company on December 29, 2000 announcing the Merger and the Tender Offer is filed herewith as Exhibit (a)(4) and is incorporated herein by reference.

      Reasons for the Neutral Position of the Board of Directors. In making the determinations and taking the neutral position described above, the Board of Directors considered a number of factors, including the following:

      1. Business of the Purchaser. After the Tender Offer and the Merger are completed, any current shareholder of the Company who remains a shareholder of the Company will be able to derive the benefits, if any, of the business of the Purchaser, which will be combined with the Company in the Merger. Those benefits might become more or less per share than the price per share being offered in the Tender Offer. Due to the speculative nature of the Purchaser's business, the Board of Directors found it difficult to ascertain with confidence whether any benefits from the Purchaser's business would materialize.

            Although the Purchaser has not been engaged in any significant business activities since its incorporation, the Purchaser has informed the Board of Directors that it intends to place its emphasis in the oil and gas segment - acquiring interests in non-producing or producing oil or gas properties and participating in drilling operations. The Purchaser owns a 74.415% interest in the Henryetta Joint Venture, a joint venture expecting to engage in exploration drilling for oil and gas in Oklahoma (the "Joint Venture"). The Purchaser has told the Board of Directors that it intends to identify and acquire additional prospects that the Purchaser believes are suitable for drilling and acquisition, either through the Joint Venture or independently from the Joint Venture. A description of the Purchaser is more fully set forth in The Tender Offer - Certain Information Concerning the Purchaser of the Offer to Purchase.

      2. Company Operating and Financial Condition. The Board of Directors' familiarity with the Company's business, financial condition, current business strategy, future business prospects, and the historical and current market prices for the Common Stock.

      3. Offer Price/Merger Consideration Premium to Market Price. The Board of Directors considered the relationship of the Offer Price to the historical market prices of the Common Stock and the fact that the Tender Offer will enable the holders of the Common Stock to realize a premium over the prices at which the Common Stock traded prior to the negotiation and execution of the Merger Agreement. The Offer Price represents (i) a 14% premium over the $1.75 closing price of the Common Stock in the "over-the-counter" market on December 27, 2000 (the latest date the Company could obtain sale information prior to the Board of Directors meeting at which the Board of Directors approved the Merger Agreement); and (ii) a premium of 31% and 32%, respectively, to the average closing price of the Common Stock in the "over-the-counter" market during the six and 12 months prior to the announcement of the Tender Offer. The Offer Price is also $.15 above the estimated liquidation price per share based upon its current assets of $10.2 million and anticipated liquidation expenses of $400,000.

      4. Limited Trading. Because the shares of Common Stock are traded only on a limited basis in the "over-the-counter" market, the ability of shareholders to sell significant numbers of shares is often severely limited. For the 11-month period ended November 30, 2000, the average trading volume per month for the shares of Common Stock was approximately 130,000 shares. The Tender Offer will give shareholders the opportunity to sell a larger number of shares than could be likely be sold in the "over-the-counter" market at a price greater than the "over the counter" market prices reported prior to the announcement of the Tender Offer. The Tender Offer may result in fewer shares of Common Stock being held by shareholders who are not affiliates of the Company and so may reduce further the liquidity of the shares of Common Stock in the public market. Historical share price information is more fully set forth in The Tender Offer - Price Range of the Shares; Dividends on the Shares of the Offer to Purchase.

      5. Dilutive Effect. After the Tender Offer and the Merger are completed, any current shareholder of the Company who remains a shareholder of the Company will become significantly diluted as a result of the issuance of an additional 14,720,000 shares of Common Stock to the Purchaser's shareholders in connection with the Merger.

      6. Exchange Act Registration. The shares of Common Stock are currently registered under the Securities Exchange Act of 1934 (the "Exchange Act"). The purchase of the shares of Common Stock pursuant to the Tender Offer may result in the Common Stock becoming eligible for deregistration under the Exchange Act. Termination of registration of the Common Stock under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and the Securities Exchange Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a), no longer applicable to the Company.

      7. Use of NOLs. The Company's financial resources at the present time, other than its cash on hand, are the possible utility of net operating loss carryforwards ("NOLs") of approximately $178.4 million as of September 30, 2000. The NOLs resulted primarily from operating losses sustained by the Company prior to 1990. As explained below, however, the Company's ability to obtain value for its NOLs is uncertain.

            The Company emerged from bankruptcy in 1990. In 1992, the Department of the Treasury promulgated new Treasury Regulations. These regulations interpret Section 269 of the Internal Revenue Code of 1986, as amended, which permits the Internal Revenue Service (the "IRS") to deny corporations the ability to use tax benefits, such as NOLs, where control of the corporation was acquired for the principal purpose of avoiding tax. The regulations provide that if a corporation in a bankruptcy reorganization that qualifies for an exemption from the general rule limiting the use of NOLs does not carry on a significant amount of an active trade or business during and subsequent to such bankruptcy reorganization, the IRS will presume, absent a showing of strong evidence to the contrary, that the principal purpose of the reorganization was to evade or avoid federal income tax and that Section 269 should apply. The regulations are only effective, by their terms, with respect to acquisitions of control of corporations occurring after August 14, 1990 and, accordingly, they do not apply to the Company.

            Despite the inapplicability of these regulations to the Company, the issue of essentially inactive reorganized companies with NOLs that survive bankruptcy intact has been firmly raised in the eyes of the IRS. Accordingly, due to the Company's disposition of its historic toy businesses pursuant to its plan of reorganization which was approved by the bankruptcy court in 1990 and the Company's switch to a new business of acquiring investments, it is possible that the IRS may assert that the Company has not carried on a significant trade or business during and subsequent to its reorganization. If such an assertion is made and ultimately sustained, then the Company would be unable to utilize its estimated $178.4 million of NOLs.

      8. Form of Merger Consideration. The Board of Directors considered the form of consideration to be paid to holders of shares of Common Stock in the Tender Offer and the Merger, and the certainty of value of such cash consideration compared to stock consideration. The Board of Directors was aware that the consideration received by the holders of shares of Common Stock in the Tender Offer would be taxable to such holders for federal income tax purposes.

      9. Limited Conditions to Consummation. The Board of Directors considered the high likelihood that the acquisition would be consummated, in light of the fact that the Tender Offer and the Merger are subject to limited conditions and no regulatory clearances are required other than review by the Securities and Exchange Commission of the filings made with the Securities and Exchange Commission with respect to the Tender Offer.

      10. Ability to Consider Unsolicited Acquisition Proposals. The Board of Directors considered that under the terms of the Merger Agreement, although the Company is prohibited from soliciting acquisition proposals from third parties, the Company may, subject to certain limitations, engage in discussions or negotiations with, and may furnish non-public information to, a third party who makes an acquisition proposal that was not solicited by the Company if the Board of Directors determines in good faith, after consultation with its outside legal counsel, that such action is necessary in order for its directors to comply with their fiduciary duties under applicable law.

      11. Termination of Merger Agreement by the Company. The Board of Directors considered the fact that the Company may, subject to the terms of the Merger Agreement, terminate the Merger Agreement in order to enter into a binding, written agreement concerning a business transaction with a third party that the Board of Directors determines in good faith to be a more favorable financial alternative to the Company's shareholders than the Merger and, after consultation with its outside legal counsel, the Board of Directors determines in good faith that such action is necessary in order for its directors to comply with their fiduciary duties under applicable law, provided that the Company has complied with its obligation to give the Purchaser notice. In such circumstance the Company will be obligated to pay the Purchaser a $500,000 termination fee.

      12. Potential Conflicts of Interest. The Board of Directors was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company's officers, directors or affiliates, on the other hand, in the Tender Offer and the Merger as described under Item 3 - Interests of Certain Persons, above.

      The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of its many considerations, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board of Directors may have given different weights to the various factors considered. After weighing all of these considerations, the Board of Directors unanimously determined that the Merger Agreement, the Tender Offer and the Merger are fair to and in the best interests of the shareholders of the Company, but makes no recommendation to the holders of shares of Common Stock with respect to the Tender Offer for the reasons set forth in this Item 4.

      Intent to Tender. To the best of the Company's knowledge, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender all shares held of record or beneficially owned by such person or entity to the Purchaser in the Tender Offer.

Item 5.   Persons/Assets Retained, Employed, Compensated or Used.

      Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to shareholders on its behalf concerning the Tender Offer.

Item 6.   Interest in Securities of the Subject Company.

      No transactions in shares of Common Stock have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the following:

      o On December 29, 2000, Morton E. Handel contributed 218,167 shares of Common Stock to the Irma and Morton Handel Foundation, Inc., a Connecticut not-for-profit corporation of which Mr. Handel and his wife are two of the three directors and Mr. Handel is the president. No consideration was paid for this transaction.

      o On December 29, 2000, Messrs. Handel and Perlmutter entered into the Handel and Perlmutter Purchase Agreements with the Purchaser providing for the purchase by the Purchaser of all shares of Common Stock held, directly or indirectly, by Messrs. Handel and Perlmutter, or their assigns, which are tendered in the Tender Offer but not purchased because of proration, at a price of $2.00 per share, as more fully described in Item 3, above.

Item 7.   Purposes of the Transaction and Plans or Proposals.

      Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Tender Offer that relate to: (1) a tender offer for, or other acquisition of, the Company's securities by the Company, any subsidiary of the Company or any other person;
(2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

      Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Tender Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.   Additional Information.

      Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached as Exhibits (a)(2) and (a)(3), respectively, and are incorporated herein by reference in their entirety.

       State Anti-Takeover Statutes. A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States (the "Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

      The State of Connecticut has enacted a business combination statute requiring certain board and shareholder approvals when a corporation consummates a merger with a person holding ten percent or more of the voting power of the outstanding shares of voting stock of a corporation. Because the Purchaser will not own any of the shares of the Company until the Merger is consummated, this Connecticut business combination statute does not apply to the Purchaser or to the Tender Offer and it is not described in this Offer to Purchase.

      Antitrust. Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. However, the acquisition of the shares by the Purchaser pursuant to the Tender Offer is not subject to these requirements because the ultimate parent entity of the Purchaser does not have either (i) total assets of $100,000,000 or more, as stated on the last regularly prepared balance sheet of that person, or (ii) annual net sales of $100,000,000 or more, as stated on the last regularly prepared annual statement of income and expense of that person, as those terms are defined in the FTC's implementing regulations under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

      Information Statement. The Information Statement attached as Annex A hereto, and incorporated herein by reference in its entirety, is being furnished in connection with the possible designation by the Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's shareholders.

Item 9.   Exhibits.

Exhibit No.   Description

   (a)(1) Letter from the President and Chief Executive Officer of the Company to the shareholders of the Company, dated January 12, 2001 (filed herewith).*
   (a)(2) Offer to Purchase dated December 29, 2000 (incorporated herein by reference to Exhibit 99(a)(1) to the Schedule TO of the Purchaser filed on December 29, 2000).
   (a)(3) Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99(a)(2) to the Schedule TO of the Purchaser filed on December 29, 2000).
   (a)(4) Text of Press Release issued by the Company on December 29, 2000 (incorporated herein by reference to Exhibit 99(a)(7) to the Schedule TO of the Purchaser filed on December 29, 2000).
   (e)(1) Agreement and Plan of Merger and Reorganization, dated as of December 29, 2000, by and among the Purchaser, the Company and BEI (incorporated herein by reference to Exhibit 99(d)(1) to the Schedule TO of the Purchaser filed on December 29, 2000).
   (e)(2) Irrevocable Proxy of Charles G. Masters, dated December 29, 2000 (incorporated herein by reference to Exhibit 99(d)(2) to the Schedule TO of the Purchaser filed on December 29, 2000).
   (e)(3) Consulting Agreement, dated December 29, 2000, by and between the Company and Morton E. Handel (incorporated herein by reference to Exhibit 99(d)(3) to the Schedule TO of the Purchaser filed on December 29, 2000).
   (e)(4) Amended and Restated Consulting Agreement, dated December 29, 2000, by and between the Company and S&H Consulting, Ltd. (incorporated herein by reference to Exhibit 99(d)(4) to the Schedule TO of the Purchaser filed on December 29, 2000).
   (e)(5) Agreement to Cause Performance, dated December 29, 2000, by Charles G. Masters in favor of the Company (incorporated herein by reference to Exhibit 99(d)(5) to the Schedule TO of the Purchaser filed on December 29, 2000).
   (e)(6) Stock Purchase Agreement, dated as of December 29, 2000, by and between the Purchaser and Morton Handel (incorporated herein by reference to Exhibit 99(d)(6) to the Schedule TO of the Purchaser filed on December 29, 2000).


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

   (e)(7) Stock Purchase Agreement, dated December 29, 2000, by and between the Purchaser and Isaac Perlmutter (incorporated herein by reference to Exhibit 99(d)(7) to the Schedule TO of the Purchaser filed on December 29, 2000). (e)(8) Information Statement of the Company, dated January 12, 2001 (included as Annex A hereto).*
              (g)(1) None.

------------------------

*     Included with the Statement mailed to shareholders.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       RANGER INDUSTRIES, INC.


                                       By: /s/  Morton E. Handel
                                          ---------------------------------
                                          Morton E. Handel
                                          President and Chief Executive Officer



Dated:   January 12, 2001

                                     ANNEX A

                             RANGER INDUSTRIES, INC.
                                One Regency Drive
                          Bloomfield, Connecticut 06002

                                  ----------------

       INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
                                ----------------

      NO VOTE OR OTHER ACTION OF RANGER INDUSTRIES, INC.'S SHAREHOLDERS IS
       REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES
        ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO
                            RANGER INDUSTRIES, INC.
                                ----------------

      This Information Statement is being mailed on or about January 12, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Ranger Industries, Inc., a Connecticut corporation (the "Company"), to the holders of record of shares of common stock, par value $.01 per share, of the Company (the "Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by Bumgarner Enterprises, Inc., a Florida corporation (the "Purchaser"), to the board of directors of the Company (the "Board of Directors"). Such designation would occur pursuant to an Agreement and Plan of Merger and Reorganization, dated as of December 29, 2000, by and among the Purchaser, the Company and BEI Acquisition Corporation ("BEI"), a Florida corporation and a wholly owned subsidiary of the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, that, in connection with the completion of the Tender Offer, BEI will be merged with and into the Purchaser, and each share of common stock of the Purchaser outstanding at the effective time of the Merger (the "Effective Time") will be converted into the right to receive one share of Common Stock, subject to certain adjustments. As a result, the Company will issue 14,720,000 shares of Common Stock to the shareholders of the Purchaser. The Merger Agreement is more fully described in the Tender Offer - The Merger Agreement and Certain Other Agreements of the Offer to Purchase (the "Offer to Purchase"), which was mailed to the Company's shareholders on or about December 29, 2000. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the
Schedule 14D-9.

      The Merger Agreement provides that, upon the consummation of the Tender Offer, the Company shall cause the Purchaser's designees to be appointed to the Board of Directors under the circumstances described in the Merger Agreement.

      Pursuant to the terms of the Merger Agreement, the Purchaser commenced the Tender Offer on December 29, 2000. The Tender Offer is currently scheduled to expire on January 30, 2001, unless the Purchaser extends it in accordance with the terms set forth in the Offer to Purchase. At the expiration of the Tender Offer, if all conditions to the Tender Offer have been satisfied or waived, the Purchaser will be obligated to purchase up to 4,225,000 shares of Common Stock validly tendered pursuant to the Tender Offer and not withdrawn, and upon purchase of and payment for such shares, the Purchaser will be entitled to designate directors to serve on the Board of Directors. If the Merger Agreement is terminated or if the Purchaser does not accept shares tendered for payment, then the Purchaser will not have any right to designate directors for appointment to the Board of Directors.

      This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

                          RIGHT TO DESIGNATE DIRECTORS

      The Merger Agreement provides that, at the closing of the Merger Agreement, the directors of the Company will appoint designees of the Purchaser (the "Purchaser's Designees") to serve as directors of the Company commencing at the Effective Time, and the persons who served as directors of the Company prior to such Effective Time will resign.

      The Purchaser has informed the Company that to the best of the Purchaser's knowledge, each of the Purchaser's Designees would be willing to consent and serve as a director of the Company if appointed or elected. None of the Purchaser's Designees is currently a director of, or holds any positions with, the Company. The Purchaser has advised the Company that, except as set forth in the Offer to Purchase, neither the Purchaser, nor, to the best of its knowledge, any of its associates or subsidiaries or the Purchaser's Designees, beneficially owns any shares of Common Stock or has any rights to acquire any shares of Common Stock, or has effected any transactions in shares of Common Stock in the last sixty (60) days, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

      The following table sets forth the name, age, citizenship, business address, present principal occupation or employment and five-year employment history of each of the Purchaser's Designees:


                                                       Present Principal Occupation or
                                                  Employment and Material Positions Held
        Name                            Age            during the Past Five Years                      Citizenship

Robert Sherman Jent                     48        Mr. Jent has been self-employed as an                United States
  109 Greens Farms Road                           investment banking consultant since March
  Westport, CT  06880                             2000.  He was employed by Westport Resources
                                                  Investment Services, Inc. as an investment
                                                  banking and securities brokerage manager from
                                                  July 1999 through March 2000.  He was
                                                  employed as an investment banking and
                                                  securities brokerage manager by Nutmeg
                                                  Securities, Ltd. from October 1995 through July
                                                  1999.

Charles G. Masters                      60        Mr. Masters is the founder of the Purchaser and      United States
  3400 82nd Way North                             has served as its president and sole director since
  St. Petersburg, FL 33710                        March 1998.  Since 1973, Mr. Masters has also
                                                  served as the president of DataCash Systems,
                                                  Inc., a privately owned consulting company
                                                  specializing in business and corporate
                                                  development, and since 1974, Mr. Masters has
                                                  served as president of MicroBeam Corporation,
                                                  a privately owned computer software and
                                                  consulting company.  Mr. Masters received a
                                                  B.S.E.E. ('61) from Duke University, a M.S.E.E.
                                                  ('64) from the University of Pittsburgh and a
                                                  M.S.M.S. ('66) from Johns Hopkins University.

Henry C. Shults, Jr.                    53        Mr. Shults has served as the president of Inter-     United States
  Inter-Oil & Gas Enterprises Bldg.               Oil & Gas Group, Inc., an oil and gas
  Suite 5                                         exploration and development company, since
  Mannford, OK  74044                             1985.


                      CERTAIN INFORMATION ABOUT THE COMPANY

      Voting Securities. The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of January 10, 2001, there were 5,278,644 shares of Common Stock outstanding.

                            COMMON STOCK OWNERSHIP OF
                     CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

      The following table provides information as to the beneficial ownership of the Company's Common Stock as of January 10, 2001 by (i) each person or group known by the Company to be the beneficial owner of more than 5% of such Common Stock, (ii) each nominee and continuing director of the Company, (iii) the Named Executive Officer, and (iv) all of the Company's directors and executive officers as a group (3 persons). Beneficial ownership has been determined for this purpose in accordance with Rule 13d-3 under the Exchange Act pursuant to which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or dispositive power with respect to such securities or has the right to acquire beneficial ownership of such securities within 60 days by exercise of an option or otherwise. The persons named in the table have sole voting and dispositive powers with respect to all shares of Common Stock unless otherwise stated in the notes following the table.


                                                              Amount and Nature of        Percent
       Name of Beneficial Owner,                              Beneficial Ownership        Common
 Including Addresses of Owners of More than 5%                   of Common Stock            Stock
---------------------------------------------------------     -----------------------    -----------

Morton E. Handel, President, Chief Executive Officer, and
     Director(2)
     S&H Consulting, Ltd.
     One Regency Drive
     Bloomfield, CT  06002                                         500,000                9.5%

Massachusetts Financial Services Company
     500 Boylston Street
     15th Floor
     Boston, MA  02116                                             398,930                7.6%

Isaac Perlmutter, Director(3)
     P.O. Box 1028
     Lucerne Station
     720 Lucerne Avenue
     Lake Worth, FL  33460-9998                                  1,136,137               21.5%

Robert Sherman Jent                                                      0                 *

Charles G. Masters                                                       0                 *

Raymond Minella                                                          0                 *

Henry C. Shults, Jr.                                                     0                 *

All directors and officers as a group (3 persons)(2)(3)          1,636,137                31%


------------------

*      Less than 1%.

(1) All percentages have been determined using the number of shares of the Common Stock outstanding as of January 10, 2001, i.e., 5,278,644 shares of Common Stock.

(2) Excludes 218,167 shares of Common Stock owned by the Irma and Morton Handel Foundation, Inc., a Connecticut not-for-profit corporation of which Mr. Handel and his wife are two of the three directors and Mr. Handel is the president. Mr. Handel disclaims beneficial ownership of the shares held by the Irma and Morton Handel Foundation, Inc.

(3) Consists of 1,102,100 shares of Common Stock owned by Pure Group, Inc., which is wholly owned by Mr. Perlmutter, and 34,037 shares of Common Stock owned by another corporation wholly owned by Mr. Perlmutter.

      As described more fully in the Schedule 14D-9, following the completion of the Merger and the Tender Offer, neither Mr. Handel nor Mr. Perlmutter expects to own any shares of the Common Stock.

                     BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

      Terms of Directors. The Board of Directors of the Company currently consists of three members.

      Current Board of Directors and Executive Officers. The following sets forth the names, ages and business backgrounds of the Company's executive officers and directors, together with all positions and offices held with the Company by such executive officers and directors. Mr. Handel, a director of the Company currently serves as the sole director of BEI.

      Morton E. Handel, age 65, has been a director, Chief Executive Officer, and President of the Company since July 29, 1997. Mr. Handel has also been the President of S&H Consulting, Ltd., a financial consulting group, since 1980. Mr. Handel also serves as a director of Marvel Enterprises, Inc., Concurrent Computer Corp. and Linens `N Things, Inc.

      Isaac Permutter and Raymond Minella are the other current directors of the Company but their terms of office as directors will not continue after the consummation of transactions described in the Merger Agreement.

      Meetings and Committees of the Board of Directors. During the fiscal year ended December 31, 2000, the Board of Directors held one meeting. All of the directors attended more than 75% of the meetings of the Board of Directors.

      The Board of Directors has no standing audit, nominating or compensation committees, or committees performing similar functions.

      Compensation of Directors. Each director of the Company is paid an attendance fee of $500 for each regular or special meeting of the Board of Directors which he attends, in person or by telephone.

                       COMPENSATION OF EXECUTIVE OFFICERS

      In the fiscal years ended December 31, 2000, 1999 and 1998, the only executive officer of the Company who received any salary or other compensation from the Company (the "Named Executive Officer") was Morton E. Handel, as follows:

                           Summary Compensation Table

                        Fiscal Year Ended
Name and Positions         December 31,          Total Annual Compensation
--------------------       -------------         -------------------------
Morton E. Handel               2000                       $96,000(1)
  President and Chief          1999                        32,000(1)
  Executive Officer            1998                        45,063(1)

-------------------

(1) On August 4, 1998, the Company entered into a five-year Employment Agreement (the "Agreement") with Morton E. Handel, whereby Mr. Handel serves as the Company's Chief Executive Officer and President. (Mr. Handel served without any compensation from July 29, 1997 to August 4, 1998.) As base compensation, in lieu of cash, Mr. Handel received 500,000 shares of the Common Stock, one-fifth of which was immediately vested and non-forfeitable as of the date of the Agreement. Mr. Handel then vested in an additional 20% of the shares each year. The estimated market value of the stock award was $160,000 or $.32 per share at the date of the award. In May 2000, the Company received a distribution of substantially all of the remaining funds in a product liability trust which had been established to process and liquidate product liability claims pending or arising after May 15, 1990. In accordance with the Agreement, this distribution caused Mr. Handel to become immediately vested in any remaining unvested shares.

                              CONSULTING AGREEMENTS

      Concurrent with the execution of the Merger Agreement, Mr. Handel entered into a Consulting Agreement (the "Consulting Agreement") with the Company. Mr. Handel will be paid a one-time consulting fee of $100,000 immediately upon the consummation of the Tender Offer and the Merger. The Consulting Agreement is more fully described in Item 3 of the Schedule 14D-9.

      Concurrent with the execution of the Merger Agreement, S&H Consulting, Ltd., a business of which Mr. Handel is a principal shareholder, and the Company amended and restated the Consulting Agreement, dated May 20, 2000, by and between the Company and S&H Consulting, Ltd. (the "S&H Consulting Agreement"). Under the S&H Consulting Agreement, S&H Consulting, Ltd. will receive approximately $79,000, which is 10% of the difference between the value of the consideration received by the Company or its shareholders and the net asset value of the Company immediately prior to the Tender Offer and the Merger. The S&H Consulting Agreement is more fully described in Item 3 of the Schedule 14D-9.

                   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Concurrent with the execution of the Merger Agreement, the Purchaser entered into the Agreement to Purchase shares of Common Stock with each of Messrs. Handel and Perlmutter, a director of the Company, pursuant to which the Purchaser agreed to purchase all shares held, directly or indirectly, by Messrs. Handel and Perlmutter, or their assigns, which are tendered in the Tender Offer but not purchased because of proration, at a price of $2.00 per share (the "Handel and Perlmutter Purchase Agreements"). The Handel and Perlmutter Purchase Agreements are more fully described in Item 3 of the Schedule 14D-9.

      Henry C. Shults, Jr., a Purchaser's Designee, is the President of Inter-Oil & Gas Group, Inc., which formed the Henryetta Joint Venture in September 1998. In October 2000, the Purchaser purchased a 74.415% working interest in the Henryetta Joint Venture. The Purchaser will be responsible for approximately 93% of all costs of the Henryetta Joint Venture, including the drilling of wells, and will receive 93% of all net revenues until it receives a return of its investment, after which time, the Purchaser's interest will be reduced to 74.415%. Inter-Oil & Gas Group, Inc. receives a management fee from the Henryetta Joint Venture. Inter-Oil & Gas Group, Inc.'s involvement with the Purchaser is more fully described in the Tender Offer - Certain Information Concerning Bumgarner of the Offer to Purchase.

      Charles G. Masters, a Purchaser's Designee, owns approximately 77% of the outstanding shares of common stock of the Purchaser, and serves as its President and sole director.

      Other than as described herein, there were no transactions since January 1, 2000, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which a director or executive officer of the Company, any Purchaser Designee, a security holder who is known to the Company to own more than five percent of the Company's voting securities, or any member of the immediate family of these persons, had or will have a direct or indirect material interest.

                       SECTION 16(a) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent stockholders are required by regulation of the Securities and Exchange Commission to furnish the Company with copies of all Section 16(a) forms they file.

          Based solely on its review of Forms 3, 4 and 5 available to it, the Company believes that no director, officer or beneficial owner of more than ten percent of its Common Stock failed to file on a timely basis reports required pursuant to Section 16(a) of the Exchange Act with respect to the fiscal year ended December 31, 2000.

                                  EXHIBIT INDEX

   Exhibit No.  Description

     (a)(1) Letter from the President and Chief Executive Officer of the Company to the shareholders of the Company, dated January 12, 2001 (filed herewith).

     (a)(2) Offer to Purchase dated December 29, 2000 (incorporated herein by reference to Exhibit 99(a)(1) to the Schedule TO of the Purchaser filed on December 29, 2000).

     (a)(3) Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99(a)(2) to the Schedule TO of the Purchaser filed on December 29, 2000).

     (a)(4) Text of Press Release issued by the Company on December 29, 2000 (incorporated herein by reference to Exhibit 99(a)(7) to the Schedule TO of the Purchaser filed on December 29, 2000).

     (e)(1) Agreement and Plan of Merger and Reorganization, dated as of December 29, 2000, by and among the Purchaser, the Company and BEI (incorporated herein by reference to Exhibit 99(d)(1) to the Schedule TO of the Purchaser filed on December 29, 2000).

     (e)(2) Irrevocable Proxy of Charles G. Masters, dated December 29, 2000 (incorporated herein by reference to Exhibit 99(d)(2) to the Schedule TO of the Purchaser filed on December 29, 2000).

     (e)(3) Consulting Agreement, dated December 29, 2000, by and between the Company and Morton E. Handel (incorporated herein by reference to Exhibit 99(d)(3) to the Schedule TO of the Purchaser filed on December 29, 2000).

     (e)(4) Amended and Restated Consulting Agreement, dated December 29, 2000, by and between the Company and S&H Consulting, Ltd. (incorporated herein by reference to Exhibit 99(d)(4) to the Schedule TO of the Purchaser filed on December 29, 2000).

     (e)(5) Agreement to Cause Performance, dated December 29, 2000, by Charles G. Masters in favor of the Company (incorporated herein by reference to Exhibit 99(d)(5) to the Schedule TO of the Purchaser filed on December 29, 2000).

     (e)(6) Stock Purchase Agreement, dated as of December 29, 2000, by and between the Purchaser and Morton Handel (incorporated herein by reference to Exhibit 99(d)(6) to the Schedule TO of the Purchaser filed on December 29, 2000).

     (e)(7) Stock Purchase Agreement, dated December 29, 2000, by and between the Purchaser and Isaac Perlmutter (incorporated herein by reference to Exhibit 99(d)(7) to the Schedule TO of the Purchaser filed on December 29, 2000).

     (e)(8) Information Statement of the Company, dated January 12, 2001 (included as Annex A hereto).